

Name :   **SeaNSoul, Inc.**

Service :   **Filing Organizational Documents**

Jurisdiction :   **US - DE - Secretary of State**

Thru Date: **01/03/2020**

Results :

          SEE ATTACHED



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SEANSOUL, INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF JANUARY, A.D. 2020, AT 2:54 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7781619 8100
SR# 20200051025

Authentication: 202128025
Date: 01-06-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:54 PM 01/03/2020
FILED 02:54 PM 01/03/2020
SR 20200051025 - File Number 7781619

CERTIFICATE OF INCORPORATION

OF

SEANSOUL, INC.

A DELAWARE PUBLIC BENEFIT CORPORATION

THE UNDERSIGNED, acting as the incorporator of a corporation under and in accordance with the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended from time to time (the "***General Corporation Law***"), hereby adopts the following Certificate of Incorporation for such corporation:

ARTICLE I

The name of the corporation is SeaNSoul, Inc. (the "***Corporation***").

ARTICLE II

The purpose for which the Corporation is organized is any or all lawful acts and activities for which corporations may be incorporated under the General Corporation Law. The specific public benefit purpose of the Corporation is to promote the reduction of environmental waste by facilitating the resale of used products.

ARTICLE III

The street address of the initial registered office of the Corporation is 1012 College Road, Suite 201 Dover, DE 19904 Kent County; and the name of the registered agent of the Corporation in the State of Delaware at such address is Telos Legal Corp.

ARTICLE IV

The total number of shares of capital stock that the Corporation is authorized to issue is 10,000,000 shares of Common Stock, par value $0.0001 per share.

ARTICLE V

The name and mailing address of the incorporator is as follows:

Name	Mailing Address
Stephen A. Carroll	15260 Ventura Blvd., 20th Floor Sherman Oaks, CA 91403

ARTICLE VI

To the extent permitted by the General Corporation Law, a director of the Corporation will not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or amendment of this Article VI by the stockholders of the Corporation or by changes in applicable law, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide a broader limitation on a retroactive basis than permitted prior thereto), and will not adversely affect any limitation on the personal liability of any director of the Corporation at the time of such repeal or amendment or adoption of such inconsistent provision.

ARTICLE VII

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies or otherwise participates in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding (whether or not by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, nonprofit entity, employee benefit plan, or other enterprise, against all judgments, penalties (including excise and similar taxes), fines, settlements, and expenses (including attorneys' fees and court costs) actually and reasonably incurred by such person in connection with such action, suit, or proceeding to the extent permitted by any applicable law, and such indemnity will inure to the benefit of the heirs, executors, and administrators of any such person so indemnified pursuant to this Article VII; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any person pursuant to this Article VII in connection with an action, suit, or proceeding (or part thereof) initiated by such person unless such action, suit, or proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification under this Article VII will also include the right to be paid by the Corporation the expenses incurred in defending, testifying, or otherwise participating in any such proceeding in advance of its disposition; provided, however, that, if the General Corporation Law requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding will be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under this Article VII or otherwise. The right to indemnification and advancement of expenses under this Article VII is a contract right and should not be deemed exclusive of any other right to which those seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be a director or officer. Any repeal or amendment of this Article VII by the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article VII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and will not adversely affect the indemnification of any person who may be indemnified at the time of such repeal or amendment or adoption of such inconsistent provision. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification to any employee or agent of the Corporation to the extent of the provisions of this Article VII with respect to indemnification of directors and officers of the Corporation and may, by action of the Board of Directors, pay in advance such expenses incurred by employees and agents of the Corporation upon such terms as the Board of Directors deems appropriate.

ARTICLE VIII

The Corporation elects not to be governed by Section 203 of the General Corporation Law.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt the original bylaws of the Corporation, to amend or repeal the bylaws or to adopt new bylaws, subject to any limitations that may be contained in such bylaws, but any bylaws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon.

ARTICLE X

Election of directors need not be by written ballot.

IN WITNESS WHEREOF, the incorporator of the Corporation hereto has caused this Certificate of Incorporation to be duly executed as of January 3, 2020.

/s/ Stephen A. Carroll
_____
Stephen A. Carroll, Incorporator